Mark P. Shuman

United States Securities and Exchange Commission

July 22, 2013

STANDARD DRILLING, INC.

870 Market Street, Suite 828

San Francisco, CA 94102

    July 22, 2013

VIA OVERNIGHT MAIL

Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:    Standard Drilling, Inc. Form

Amendment No. 2 to Form 8-K

Filed May 13, 2013

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Filed May 20, 2013

Revised Preliminary Information Statement on Schedule 14C

Filed July 5, 2013

File No. 005-86340

Dear Mr. Shuman:

On Friday, July 19, 2013, in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 2, 2013, Standard Drilling, Inc. (“Standard Drilling”, the “Company”, “we”, “us” or “our”)  filed its amendment number. 3 (“Amendment No. 3”) to its Form 8-K originally filed on May 10, 2013 (the “Original Form 8-K”), amendment number 3 to the Preliminary Information Statement on Schedule 14C (Amendment No. 3 to the Preliminary Information Statement”) as originally filed on March 1, 2013 (the “Original Preliminary Information Statement”) as well as our related supplemental response.  We are now filing amendment number 4 (the “Amendment”) to the Original Form 8-K and amendment number 4 to the Preliminary Information Statement (the “Revised Preliminary Information Statement”).  The Amendment and the Revised Preliminary Information Statement are being filed solely for the purpose of revising the Company’s disclosure regarding its directors and executive officers to reflect Mr. R. Nickolas Jones’ resignation as the Company’s Chief Financial Officer effective February 25, 2013 and the replacement of Mr. Jones with the appointment of Mr. James E. Solomon, a current member of our board of directors, as our current Chief Financial Officer.  No other changes have been made to the Amendment No. 3 or the Amendment No. 3 to the Preliminary Information Statement.  In addition, marked versions of the Amendment and the Revised Preliminary Information Statement are enclosed herewith reflecting all changes to Amendment No. 3 to the Original Form 8-K and all changes to Amendment No. 3 to the Original Preliminary Information Statement..

Very truly yours,

STANDARD DRILLING, INC.

By: /s/ Adriaan Reinders

Name: Adriaan Reinders

Title: Chief Executive Officer